Exhibit (a)(5)(L)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

OPERATING ENGINEERS	)
CONSTRUCTION INDUSTRY	)
AND MISCELLANEOUS PENSION	)	C.A. No. 2022-
FUND,	)
)
Plaintiff,	)
)
v.	)
)

CERNER CORPORATION,

Defendant.

VERIFIED COMPLAINT PURSUANT TO 8 DEL. C. § 220

TO COMPEL INSPECTION OF BOOKS AND RECORDS

Plaintiff Operating Engineers Construction Industry and Miscellaneous Pension Fund (“Plaintiff”), by and through its undersigned counsel, alleges upon knowledge as to itself and its own actions and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this action to enforce its right to inspect certain corporate books and records of Defendant Cerner Corporation (“Cerner” or the “Company”), a Delaware corporation, pursuant to 8 Del. C. § 220 (“Section 220”). Plaintiff seeks to inspect these documents to investigate possible wrongdoing and/or breaches of fiduciary duty by members of the Company’s board of directors (the “Board”) and Cerner’s senior management, in connection with the planned merger (“Merger”) between Cerner and Oracle Corporation (“Oracle”). Plaintiff further seeks access to certain books and records to investigate the independence and disinterestedness of the Board.

2. On December 20, 2021, Cerner announced it had entered into a merger agreement with Oracle (“Merger Agreement”), which would be effectuated by a cash tender offer to acquire all of Cerner’s outstanding common stock for $95.00 per share (“Tender Offer”). Cerner published its definitive Schedule 14A proxy statement on January 19, 2022 (“Proxy Statement”), which indicated that the Tender Offer would expire on midnight of February 16, 2022. An amendment to the Proxy Statement filed on February 11, 2022 stated that the Tender Offer will now expire on midnight of March 16, 2022.

3. The Merger appears to be substantively and procedurally unfair. The Proxy Statement revealed that the Board stymied potential bidders for the Company in favor of its preferred partner, Oracle. In fact, the Board acquiesced to an exclusivity agreement with Oracle - without receiving any consideration for granting exclusivity - that precluded Cerner from maximizing its sales price.

4. Despite the lack of a sales process, the Board also failed to secure a “go shop” provision in the Merger Agreement, which would have enabled Cerner to solicit potential counterparties and obtain a better sales price. The Board further agreed to an onerous termination fee of $950 million, virtually guaranteeing that no other potential counterparty would even attempt to acquire the Company. Cerner, for reasons that are unclear to Plaintiff but that may become clear upon review of the requested materials at issue, expressed a clear preference for Oracle and did not follow reasonable steps to obtain a value-maximizing transaction.

5. On February 7, 2022, Plaintiff served a demand to inspect Cerner’s books and records, in full compliance with Section 220 (the “220 Demand”), a copy of which is attached hereto as Exhibit A. The 220 Demand was received by the Company’s registered agent on

February 7, 2022, as shown by Exhibit B hereto. By statute Cerner was required to respond to the 220 Demand on or before February 14, 2022.

6. By failing to formally respond to the 220 Demand within the statutory period, Cerner has forced Plaintiff to bring this action to enforce its inspection rights.

7. Due to the imminent expiration of the Tender Offer and closing of the Merger, Plaintiff brings this Action in order to preserve its rights and standing under Section 220. Plaintiff asks that the Court enter a summary order directing the Company to produce for inspection all of the books and records that Plaintiff has requested.

JURISDICTION

8. This Court has exclusive jurisdiction to hear and determine this action pursuant to Section 220. Cerner is incorporated in Delaware and maintains a registered agent and principal place of business within the State of Delaware. Venue is also appropriate pursuant to Section 220.

THE PARTIES

9. Plaintiff is a current stockholder of record of Cerner and has continuously been a stockholder of the Company at all times relevant herein.

10. Defendant Cerner is a Delaware corporation headquartered in Missouri. Cerner’s common stock is traded on the Nasdaq under the symbol “CERN.”

FACTUAL BACKGROUND

A. THE COMPANY AND ITS SENIOR MANAGEMENT

11. Cerner is a leading supplier of health care information technology solutions and tech-enabled services. Cerner operates the second-largest electronic health record business in the United States, controlling 25 percent of the market according to a recent study.1

12. Cerner’s President and Chief Executive Officer (“CEO”) is David Freinberg, who joined the Company effective October 1, 2021. Freinberg replaced former CEO and Board Chairman Brent Shafer, who continues to provide services to Cerner through October 1, 2022 pursuant to a transition agreement.

13. Cerner Director William Zollars was elevated to Board Chairman in October 2021.

14. Cerner’s Chief Technology Officer (“CTO”) is Jerome Labat, who joined the Company in June 2020 and formerly served in various managerial capacities with Oracle for approximately 20 years.

15. Mark Erceg joined Cerner as its Executive Vice President and Chief Financial Officer (“CFO”) effective February 22, 2021.

B. CERNER FIELDS INTEREST FROM POTENTIAL BIDDERS; STEERS NEGOTIATIONS TO ORACLE

16. According to the Proxy Statement, the Board received multiple unsolicited offers between May 2021 and July 2021 from strategic buyers and private equity partners who were

[1]

See THE NEW YORK TIMES, “Oracle takes a big move toward health with a deal to buy Cerner for $28.3 billion” (Dec. 20, 2021) (at https://www.nytimes.com/2021/12/20/technology/oracle-cerner-health-records.html).

interested in exploring a take-private acquisition of the Company. One of the inquiries resulted in a call between an interested private equity sponsor (“Sponsor A”) and Cerner management on August 9, 2021 to discuss Cerner’s recent performance and Sponsor A’s interest in a potential acquisition. Cerner declined to pursue a deal, however, informing Sponsor A that the Company “was focused on pursuing a standalone strategy.”2

17. Although the Board rebuffed Sponsor A due to the purported strengths of the Company’s “standalone strategy,” the Board soon zeroed in on consummating a deal with Oracle, which first approached Cerner on October 7, 2021.3

18. Cerner continued discussions with Oracle through December 2021, without conducting a market check or otherwise attempting to create competition for Oracle to ensure that Oracle would put its highest bid on the table or to ensure that Cerner would be sold in the value-maximizing transaction. On November 12, 2021, Oracle presented its first offer via a written, non-binding proposal to acquire Cerner for $92.00 per share in cash. Oracle also requested to enter into an agreement for exclusive negotiations through December 13, 2021 (“Initial Proposal”). The Initial Proposal represented a 23% premium to Cerner’s trading price.4

19. The Board, together with Cerner’s management and advisors, discussed other potential counterparties and the possibility of initiating a sales process on November 20, 2021. This discussion addressed potential private equity buyers, including Sponsor A (which had first contacted Cerner in July 2021) and potential strategic counterparties. Despite the obvious potential

[2]	See Proxy Statement at pp. 14-15.
[3]	See id., p. 15.
[4]	See id, pp. 16-17.

for maximizing the Company’s sales price and generating competition for Oracle, the Board decided against an outreach process due to a speculative “lack of interest from potential strategic buyers.”5

20. Having eschewed a market check, the Board created a “Transaction Working Group” to oversee management and the Company advisors in negotiations with Oracle. The Transaction Working Group - comprised of directors John Greisch, Melinda Mount, Halsey Wise, and Chairman Zollars - was not granted any formal authority and did not act as a special committee.6

C. THE BOARD GIFTS ORACLE EXCLUSIVITY AND DROPS ITS “GO-SHOP” REQUEST

21. On November 24, 2021, the Board authorized management to inform Oracle that Cerner was “unwilling to continue discussions or enter into exclusivity based upon the terms of the Initial Proposal, but that the Cerner Board would consider a proposal with materially improved pricing term.” Later that same day, Cerner management purportedly passed on the Board’s rejection of the Initial Proposal to Oracle; the Proxy Statement fails to specify whether management also rejected Oracle’s request for exclusivity.7

22. On December 1, 2021, Oracle submitted a “best and final offer” to acquire Cerner for $95.00 per share, subject to exclusivity and other conditions (“Revised Proposal”). Rather than pushing back on exclusivity in order to launch a sales process that would maximize shareholder value, on December 2, 2021, the Transaction Working Group abandoned any notion of soliciting

[5]	Id., p. 17.
[6]	See id.
[7]	See id, pp. 18-19.

competing proposals and instead recommended to the Board that Cerner enter into an exclusivity agreement with Oracle and accept the $95.00 per share proposal so long as Cerner could achieve “closing certainty.” Later that day, the Board agreed that negotiations should proceed only with Oracle, “without contacting other potential buyers,” and that management should respond that it would accept the $95.00 per share price subject to agreement on closing conditions.8

23. Cerner entered into an exclusivity agreement with Oracle on December 4, 2021, which would run through December 20, 2021. Cerner did not extract any consideration for granting Oracle exclusivity, which precluded the Company from soliciting a competing proposal. The Board purportedly discussed “potential transaction terms that could permit a post-signing market check, including the possibility that a third-party could make an acquisition proposal after the signing of the definitive transaction agreement,” and directed its legal counsel to propose a 45-day “go shop” provision and a reduced termination fee structure. But Oracle, emboldened by the Board’s ready accession to its demand for exclusive negotiation rights, presented an initial draft of the Merger Agreement on December 11, 2021 that did not include a “go shop” provision and did not raise the revised proposal price of $95.00 per share. Oracle’s proposed agreement provided for a tender offer structure, restricted Cerner’s ability to solicit or negotiate alternative acquisition proposals, included a 4% termination fee, and required a support agreement that obligated all Board members and Company officers to tender their shares pursuant to the Merger Agreement.9

[8]	Id., pp.19-20.
[9]	See id., pp. 20-21.

24. On December 16, 2021, THE WALL STREET JOURNAL reported that Cerner was in discussions to be acquired by Oracle.10 The day after word leaked that Cerner was in play, potential competing deal partners emerged. On December 17, 2021, a strategic buyer reached out to express its interest in pursuing a deal with Cerner. Although Cerner could have asked Oracle to waive its exclusivity agreement or let that provision expire (which it was set to do in 3 days) so that it could engage in discussions with this potential buyer, the Board opted simply to ignore this inbound inquiry.11

D. THE MERGER APPEARS PROCEDURALLY AND SUBSTANTIVELY UNFAIR

25. The facts set forth above create more than a credible basis to infer possible wrongdoing and breaches of fiduciary duty by Cerner and the Board. Over the course of several months, the Board (1) fielded interest from potential counterparties, including Sponsor A; (2) stymied those potential bidders and granted exclusivity to Oracle for no charge; (3) ignored a strategic bidder that indicated interest in a transaction after the news leak on December 17, 2021; and (4) dropped its demand for a “go shop” provision in the Merger Agreement - without securing an increased purchase price or any other benefit - thereby failing to conduct either a sales process or market check. Instead, Cerner expressed a clear preference for Oracle and did not follow reasonable steps to obtain a value-maximizing transaction.

26. This series of events raises serious questions as to the Board’s discharge of its fiduciary duties to obtain the highest possible value for Cerner’s stockholders.

[10]	See THE WALL STREET JOURNAL, “Oracle in Talks to Buy Cerner” (Dec. 16, 2021) (at https://www.wsj.com/articles/oracle-in-talks-to-buy-cerner-11639697730).
[11]	Proxy Statement, p. 23.

27. Plaintiff also has a reasonable basis to believe that in negotiating the Merger with Oracle, Cerner’s senior management was primarily interested not in maximizing shareholder value but in enhancing their own potential compensation packages. CEO Feinberg, CFO Erceg, CTO Labat, and former CEO Shafer are entitled to over $64 million in golden parachute payments should their employment be terminated post-Merger, which includes over $50 million worth of equity awards that will vest and be payable in connection with the Merger. This includes nearly $22 million for Feinberg, comprised of $4.5 million in cash and $17.4 million in equity awards.12

28. Additionally, Feinberg and Labat - a former Oracle executive - each waived certain severance provisions of their employment agreement as a purported “inducement” for the companies to enter into the Merger Agreement.13 In fact, not only will Feinberg and Labat receive severance benefits if their employment is terminated without cause during the 12-month period following the closing of the Merger, but they will also receive the same severance benefits if they remain employed with the post-Merger business after the first year. The benefits include cash severance payouts of $4,500,000 and $2,300,000 for Feinberg and Labat, respectively.

29. Substantively, the Board failed to negotiate a Tender Offer price that reflected the value of Cerner’s shares. Although the terms of the Initial Proposal represented a 23% premium to the unaffected stock price, the Tender Offer price of $95.00 per share represented only a 19.9% premium above the closing stock price immediately before THE WALL STREET JOURNAL first reported about a potential deal.

[12]	See id., p. 11-12.
[13]	Form 8-K, Exhibit Nos. 10.1 and 10.2 (Jan. 19, 2022).

PLAINTIFF’S SECTION 220 DEMAND

30. On February 7, 2022, Plaintiff addressed its 220 Demand to the Board and served its 220 Demand on the Company on February 7, 2022. Plaintiff’s 220 Demand is attached to this complaint as Exhibit A and is incorporated herein by reference. The affidavit of service of the 220 Demand on the Company’s registered agent is attached hereto as Exhibit B. The 220 Demand complies with the provisions relating to the form and manner for making a demand for books and records under Delaware law.

31. Cerner failed to formally respond to Plaintiff’s 220 Demand by the February 14, 2022 statutory deadline, which itself constitutes a refusal of the demand.

32. Plaintiff has asserted a proper purpose in the 220 Demand. It is well-established that the investigation of potential breaches of fiduciary duty and/or corporate wrongdoing are proper purposes under Section 220. See Mudrick Capital Mgmt., L.P. v. Globalstar, Inc., 2018 WL 3625680, at *6 (Del. Ch. July 30, 2018) (quoting Seinfeld v. Verizon Commc’ns, Inc., 909 A.2d 117, 121 (Del. 2006) (“It is well established that a stockholder’s desire to investigate wrongdoing or mismanagement is a ‘proper purpose.’”)); Lavin v. West Corp., 2017 WL 6728702, at *13 (Del. Ch. Dec. 29, 2017) (finding a “proper purpose” where a stockholder was seeking the inspection of a corporation’s books and records to investigate potential breaches of fiduciary duty in connection with a sale of West Corporation to Apollo).

33. The misconduct described above and in the 220 Demand provides more than a credible basis to infer possible wrongdoing and/or breaches of fiduciary duty on the part of the Board.

34. The documents sought by Plaintiff are identified with rifled precision in subject matter temporal scope—limited to the period January 1, 2020 to the present—and include the typical board documents, communications, and materials sufficient to determine the board’s independence and disinterestedness in the context of pleading demand futility in a potential derivative action, all of which are necessary to fulfill the proper purposes set forth in the 220 Demand.

35. Plaintiff’s 220 Demand contained, inter alia, the following requests:

(a) Board minutes, materials, agendas, and exhibits during which the Merger or alternative transactions or agreements were discussed or raised;

(b) Board communications between or among the directors or officers of Cerner concerning the Merger or alternative transactions or agreements;

(c) Board materials and communications concerning the consideration by the Board of actual or potential conflicts of interest with any Board member or any of Cerner’s officers;

(d) Presentations, slide decks, appraisals, valuation materials, or similar documents concerning the Merger or any alternative transactions or agreements reviewed by, prepared for, or considered by the Board;

(e) Documents concerning the nomination and appointment of each Board member and the Board’s process for screening the current directors to ensure they have no conflicts of interest or personal ties to any person or entity that may prevent them from acting in the best interest of Cerner’s stockholders;

(f) Documents concerning any personal, familial, financial, or business relationships, between or among any members of the Board, other than their service as directors of Cerner; and

(g) Documents that have already been produced or that the Company is planning or intending to produce to any other stockholder making a demand for inspection of books and records under Section 220 or any analogous status concerning any of the subject matter described herein.

36. As described above, Plaintiff’s 220 Demand sets forth a proper purpose and a credible basis to inspect the requested documents, and requests only those appropriate books and records in furtherance of Plaintiff’s proper purposes. Cerner failed to formally respond to Plaintiff’s 220 Demand within the statutory deadline, and has yet to respond as of the date of this filing. As such, Cerner has violated its obligations under Section 220, and Plaintiff respectfully requests that the Court enter an order compelling Cerner immediate compliance with its statutory obligations to Plaintiff.

COUNT I

Demand for Inspection Pursuant to 8 Del. C. § 220

37. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

38. Plaintiff’s 220 Demand satisfies the form and manner requirements of Section 220.

39. Plaintiff’s 220 Demand for inspection is made for purposes of: (a) investigating potential wrongdoing and mismanagement by members of Cerner’s Board or other Cerner executives in connection with the Merger, in violation of their fiduciary duty of loyalty; (b) determining the appropriate action in the event the members of the Board did not properly discharge their fiduciary duties; and (c) determining whether the members of the Board are disinterested and independent and are capable of exercising unbiased business judgment in determining whether to institute a derivative action or respond to a litigation demand.

40. Plaintiff’s stated purposes in making the 220 Demand are proper under Delaware law and are directly related to Plaintiff’s interest as a stockholder in the Company. The requests for information and books and records are narrowly tailored to serve these stated purposes, and are necessary and essential to fulfill these purposes.

41. Cerner has wrongly refused to respond to Plaintiff’s 220 Demand within the statutory period.

42. For the foregoing reasons, Plaintiff is entitled to a judgment directing Cerner to produce to Plaintiff, or otherwise permit Plaintiff to inspect and receive copies of, the books and records requested in the 220 Demand.

43. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays this Court summarily enter judgment in favor of Plaintiff and against the Company:

A. Entering judgment in favor of Plaintiff and against Cerner;

B. Ordering Cerner to produce to Plaintiff, or to otherwise permit the inspection and copying of, the books and records identified herein and in Plaintiff’s 220 Demand;

C. Awarding to Plaintiff the costs and expenses incurred in this action, including without limitation reasonable attorneys’ fees; and

D. Granting such other and further relief as the Court deems just and proper.

Dated: February 15, 2022	GRANT & EISENHOFER P.A.

/s/ Michael J. Barry
Michael J. Barry (#4368)
Christine M. Mackintosh (#5085)
123 Justison Street
Wilmington, DE 19801
(302) 622-7000

Counsel for Plaintiff Operating
Engineers Construction Industry and
Miscellaneous Pension Fund